

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Ira Robbins
Chief Executive Officer
Valley National Bancorp
One Penn Plaza
New York, NY 10119

      Re: Valley National Bancorp
          Form 10-K for the fiscal period ending December 31, 2021
          Filed February 28, 2022
          File No. 001-11277

Dear Mr. Robbins:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance